Reed Smith LLP
                                                                435 Sixth Avenue
                                                       Pittsburgh, PA 15219-1886
                                                                    412.288.3131
                                                                Fax 412.288.3063
Michael L. Johnson
Direct Phone:  412.288.7292
Email:  mljohnson@reedsmith.com



                               September 23, 2005

VIA FAX
-------


H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549-0405


         Re:      Bodisen Biotech, Inc. ("Bodisen")
                  Registration Statement on Form SB-2
                  Filed August 10, 2005
                  File No. 333-127403

Dear Mr. Schwall:

         We have reviewed the comment of the Staff on the above-referenced registration statement, which was set forth in your letter dated September 8, 2005. On behalf of Bodisen, this letter responds to that comment. The Staff's comment is set forth below, followed by our response.

General
-------

1. Please confirm in writing, if true, that the securities being registered will not be offered in the U.S.

         The registration statement on Form SB-2 is for the purpose of registering the proposed offer and sale of Bodisen Biotech, Inc.'s common stock in the United Kingdom, for admission on the Alternative Investment Market of the London Stock Exchange. The Company will not make any offers in the U.S.

         Thank you for your assistance in this matter.

         If you have any further questions or comments, please do not hesitate to contact me at (412) 288-7292 or Robert Smith at (415) 659-5955.


                                     Very truly yours,

                                     /s/ Michael L. Johnson
                                     ----------------------
                                     Michael L. Johnson


  LONDON o NEW YORK o LOS ANGELES o SAN FRANCISCO o WASHINGTON, D.C. o PHILADELPHIA o PITTSBURGH o OAKLAND

MUNICH o PRINCETON o FALLS CHURCH o WILMINGTON o NEWARK o MIDLANDS, U.K. o CENTURY CITY o RICHMOND o LEESBURG

                                 reedsmith.com